SEC 12014349 IISSION

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/09/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalist Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

408 West 14th Street
(No. and Street)

New York (City) New York (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Boova 212-206-2547 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway (Address) Bellmore (City) New York (State) 11710 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 5 2012 03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Boova, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globalist Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

OMAR E. ABAZA
Notary Public, State of New York
No.01AB6240489
Qualified in New York County
Commission Expires May 2, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
Globalist Capital, LLC

We have audited the accompanying statement of financial condition of Globalist Capital, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's capital and cash flows for the period June 9, 2011 to December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalist Capital, LLC, as of December 31, 2011, the results of its operations and its cash flows for the period June 9, 2011 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements as a whole.

Schwartz & Company, LLP

Bellmore, New York
February 23, 2012, except for Schedule I modification
as to which the date is March 8, 2012

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

GLOBALIST CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 77,038
Prepaid expenses	694
Total assets	$ 77,732

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Due to related parties	$ 41,342
Accrued expenses	17,113
Total liabilities	58,455
Member's capital	19,277
Total liabilities and member's capital	$ 77,732

See accompanying notes and auditors' report

GLOBALIST CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 9, 2011 TO DECEMBER 31, 2011

Operating expenses		
Professional fees	$	25,206
General and administrative		4,211
Occupancy		3,644
Regulatory fees		1,543
Marketing		600
Total operating expenses		35,204
Net (loss) from operations		(35,204)
Net (loss)	$	(35,204)

See accompanying notes and auditors' report

GLOBALIST CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD JUNE 9, 2011 TO DECEMBER 31, 2011

Member's capital - beginning of period	$	54,481
Member's contributions		-
Net loss		(35,204)
Member's capital - end of period	$	19,277

See accompanying notes and auditors' report

GLOBALIST CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 9, 2011 TO DECEMBER 31, 2011

Cash flows from operating activities:	
Net (loss)	$ (35,204)
Adjustments to reconcile net (loss) to net cash used in operating activites:	
(Increase) in assets:	
Prepaid expenses	(694)
Increase in liabilities:	
Due to related parties	6,082
Accrued expenses	17,113
Net cash used in operating activities	(12,703)
Net decrease in cash	(12,703)
Cash - beginning of period	89,741
Cash - end of period	$ 77,038

Supplemental disclosures of cash flow information:	
Interest expense	$ -
Income taxes	$ -

See accompanying notes and auditors' report

Note 1: Operations and Structure

Globalist Capital, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware in November 2009. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash

Cash includes deposits in a checking account.

Revenue Recognition

The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2: Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its member.

The Company adopted the provisions of FASB ASC 740, *Accounting for Income Taxes*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Note 3: Uncertain Tax Positions

As a result of the adoption of the provisions of FASB ASC 740, *Accounting for Income Taxes*, the Company recognized no material adjustments to liabilities or member's capital. Interest and penalties associated with unrecognized tax benefits are classified in general and administrative expenses in the statement of operations. The adoption of these provisions did not have a material impact on the Company's financial statements.

The Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions. The Company is subject to examination by U.S. federal and state tax authorities for the years 2009 and 2010.

Note 4: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 5: Exemption from Securities Investor Protection Corporation – Assessment Reconciliation

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income does not exceed $500,000 for the period from June 9, 2011 to December 31, 2011.

Note 6: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $18,583, which was $11,276 in excess of its required net capital of $7,307.

Note 7: Concentration of Credit Risk

Periodically throughout the period and at December 31, 2011, the Company may have significant cash balances. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Note 8: Related Party Transactions

Pursuant to an expense and facilities sharing agreement (the "Agreement") between the Company and an affiliate, the Company will reimburse the affiliate for certain expenses. The Company was charged $5,041 for the period from June 9, 2011 to December 31, 2011 under the Agreement.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

GLOBALIST CAPITAL, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2011

Total member's capital	$ 19,277
Deductions	
Nonallowable assets	
Prepaid expenses	$ 694
Net capital	$ 18,583
Aggregate indebtedness	
Due to related parties	$ 41,342
Accrued expenses	$ 17,113
Total aggregate indebtedness	$ 58,455
Computation of basic net capital requirement	
Computed minimum net capital required (12.5% of aggregate indebtedness)	$ 7,307
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($18,583 - $7,307)	$ 11,276
Percentage of aggregate indebtedness to net capital	314.56%

There are no material differences between computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing.

Independent Auditors' Supplementary Report on Internal Control

To the Member of
Globalist Capital, LLC

In planning and performing our audit of the financial statements of Globalist Capital, LLC (the "Company") as of December 31, 2011 and the period from June 9, 2011 to December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 23, 2012

GLOBALIST CAPITAL, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE PERIOD JUNE 9, 2011
TO DECEMBER 31, 2011

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

GLOBALIST CAPITAL, LLC
FINANCIAL STATEMENTS
PERIOD FROM JUNE 9, 2011 TO DECEMBER 31, 2011

CONTENTS